Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____October__________ 2004
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:

              TELUS Corporation  - Notice of cash dividend

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News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    TELUS Corporation  - Notice of cash dividend

    TORONTO, Oct. 29 /CNW/ - NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of twenty cents ($0.20) Canadian per share on the issued and outstanding Common shares and twenty cents ($0.20) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 1, 2005 to holders of record at the close of business on December 10, 2004.

    By order of the Board

    Audrey Ho
    Vice President, Legal Services and
    General Counsel and Corporate Secretary

    Vancouver, British Columbia
    October 29, 2004

    /For further information: Contact: Investor Relations, (780) 493-7345, ir(at)telus.com/
    (T. T.NV. TU)

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary